SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                         __________________________

                               SCHEDULE 14D-9
                             (Amendment No. 9)

                   Solicitation/Recommendation Statement
                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934
                         __________________________

                          CLARK EQUIPMENT COMPANY
                         (Name of Subject Company)

                          CLARK EQUIPMENT COMPANY
                    (Name of Person(s) Filing Statement)

                  Common Stock, Par Value $7.50 Per Share
         (Including the Associated Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

                                181396 10 2
                   (CUSIP Number of Class of Securities)

                          Bernard D. Henely, Esq.
               Vice President, General Counsel and Secretary
                          Clark Equipment Company
                         100 North Michigan Street
                         South Bend, Indiana 46634
                               (219) 239-0100
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                  Copy to:

                        William F. Wynne, Jr., Esq.
                                White & Case
                        1155 Avenue Of The Americas
                          New York, New York 10036
                               (212) 819-8200




















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This Amendment No. 9 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 dated April 12, 1995 (the "Schedule 14D-9"), of Clark Equipment Company, a Delaware corporation (the "Company") filed in connection with the tender offer made by CEC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Ingersoll-Rand, a New Jersey corporation ("Ingersoll-Rand") to purchase all of the outstanding shares of Common Stock, $7.50 par value (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement dated March 10, 1987, as amended and restated as of August 14, 1990, and as amended as of April 10, 1995 (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent"). Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.



Item 8.   Additional Information to be Furnished.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

     At 5:00 P.M., New York City time, on Thursday, May 25, 1995, the Offer expired. Based on information provided by the Depositary, a total of approximately 16,700,000 Shares (or approximately 97.7% of the Shares outstanding) (including approximately 1,900,000 Shares subject to guarantee of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $86.00 per Share in cash.

     Pursuant to the Merger Agreement, effective May 25, 1995, the Board of Directors of Clark was reconstituted and is now comprised of Leo J. McKernan and the following six designees of Ingersoll-Rand: Thomas F. McBride, William J. Armstrong, Patricia Nachtigal, Donald H. Rice, Gerald
E. Swimmer and Ronald G. Heller.

     Pursuant to the Merger Agreement, the Purchaser intends to merge itself into the Company in accordance with the Delaware General Corporation Law as promptly as practicable. As a result of the Merger, the Company will become a wholly owned subsidiary of Ingersoll-Rand and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Ingersoll-Rand, the Purchaser or any other direct or indirect subsidiary of Ingersoll-Rand or the Company, and Shares owned by stockholders who choose to dissent and demand appraisal of their Shares) shall be cancelled, extinguished, and converted into the right to receive $86.00 per Share in cash, without interest, less any applicable withholding taxes.

     The consummation of the Offer was publicly announced in press releases issued by Ingersoll-Rand on May 26, 1995, copies of which are filed as
Exhibit 26(a) and 26(b) hereto and incorporated herein by reference.









                                    -2-

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Item 9.   Material to be Filed as Exhibits.

     Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 26(a) -- Press release issued by Ingersoll-Rand on May 26, 1995.

Exhibit 26(b) -- Press release issued by Ingersoll-Rand on May 26, 1995.



















































                                     -3-

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                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                         CLARK EQUIPMENT COMPANY

                         By:  /s/ Bernard D. Henely
                              ---------------------------
                              Name:  Bernard D. Henely
                              Title:   Vice President and
                                         General Counsel


Dated:  May 30, 1995













































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                               EXHIBIT INDEX
                               -------------


Exhibit No.    Description
__________     __________

26(a)   Press release issued by Ingersoll-Rand on May 26, 1995.

26(b)   Press release issued by Ingersoll-Rand on May 26, 1995.